UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For October 2021

Commission File No. 001-36848

Check-Cap Ltd.

  Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This exhibits attached to this Form 6-K are hereby incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On October 21, 2021, Check-Cap Ltd. (the “Company”) filed a Current Report on Form 6-K announcing that it will hold an Annual Meeting of Shareholders on December 2, 2021 at 4:00 p.m. (Israel time) at the Company’s offices 29 Abba Hushi Avenue, Isfiya, Israel and attached a Notice and Proxy Statement and a Proxy Card.

This Amendment No. 1 on Form 6-K/A is being furnished to amend and restate the Proxy Card in order to amend items 3A and 3B to the Proxy Card.  A copy of the Notice of the 2021 Annual General Meeting of Shareholders and Proxy Statement and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Exhibit

Exhibit No.	Description

99.1	Notice and Proxy Statement for the 2021 Annual General Meeting of Shareholders

99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: October 29, 2021		Title: Chief Executive Officer